June 11, 2009

United States Securities and Exchange Commission

1450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Whitney Information Network, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 0-2740

Attn.:	Mr. Larry Spirgel	Ms. Jessica Plowgian
	Assistant Director	Attorney Advisor
	Division of Corporation Finance	Division of Corporate Finance

Dear Mr. Spirgel and Ms. Plowgian:

We refer to the comment letter dated June 9, 2009 from the Staff of the Division of Corporation Finance concerning the Form 10-K dated December 31, 2008 and filed with the Securities and Exchange Commission (“Commission”) on March 31, 2009 by Whitney Information Network, Inc. (the “Company”).   For your convenience, we have reprinted the Staff’s comments below in bold, and the Company’s response follows each comment.

1.             Note 16 — Commitments and Contingencies, page 68.  We note your statement on page 69 that on November 17, 2008, the United States District Court for the Middle District of Florida (“Court”) issued an order granting your motion to dismiss the Durham class action lawsuit without prejudice.  However, the court denied this motion to dismiss.  Please amend your Form 10-K to correct.

Response:

1.     As noted by the Commission, the Company erroneously states that the motion to dismiss the Durham class lawsuit (“Lawsuit”) had been granted in Note 16 — Commitments and Contingencies.  The Company should have stated that the Court has striken the Lawsuit and given the plaintiffs 30 days to file an amended complaint.  The rest of Note 16 indicates that the plaintiffs filed an amended class action complaint on December 8, 2008, the Company filed a motion to dismiss the amended class action complaint on January 30, 2009 and that the current status of the Lawsuit (at the time of filing the 10-K) is that the parties were waiting for a ruling from the Court on the motion to dismiss.  Furthermore, Note 17 — Subsequent Events indicates that the Lawsuit was ongoing at the time the 10-K was filed.   This disclosure was corrected in the March 31, 2009 Form 10-Q filed on May 13, 2009.

1612 East Cape Coral Parkway • Cape Coral, FL 33904 • (239) 443-1672 • (813) 628-9303 fax

In light of the fact that the existence of the Lawsuit is clear, it is respectfully requested that the Company be spared the time and expense of filing an amendment to the 10-K as the investors would clearly not be left with an impression that there was no Lawsuit at the time of the filing

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above, please do not hesitate to contact us.

Very truly yours,

WHITNEY INFORMATION NETWORK, INC.

/s/ Anne M. Donoho

Anne M. Donoho
Chief Financial Officer

cc:           Ms. Laura Holm, Esq., Akerman Senterfitt